Exhibit 15.1

For Immediate Release

Editorial Contacts:

Joe Greenhalgh, Vice President, Investor Relations – USA (510) 713-4430

Ben Starkie, Public Relations Manager – Europe +41-(0) 21-863-5195

Nancy Morrison, Director, Corporate Communications – USA (510) 713-4948

Logitech Announces Best Quarter Ever

Revenue Up 13%, Operating Income Up 17%,

Company Increases Operating Income Goal for Full Year

FREMONT, Calif., Jan. 16, 2008 and ROMANEL-SUR-MORGES, Switzerland, Jan. 17, 2008 — Logitech International (SWX: LOGN) (Nasdaq: LOGI) today announced record sales and operating profit for the third quarter of Fiscal Year 2008, ended Dec. 31, 2007. Sales were $744 million, up 13 percent from $659 million in the same quarter last year. Operating income was $116 million, up 17 percent from $100 million for the same quarter a year ago. Net income was $134 million ($0.71 per share), up from $94 million ($0.49 per share) one year ago. Gross margin reached an all-time high for the company at 36.9 percent, compared to 36.2 percent in Q3 of FY 2007. Cash flow from operations was $177 million, the highest ever for a quarter.

Logitech’s retail sales for Q3 grew by 9 percent year over year, increasing by 9 percent in the Americas, 4 percent in EMEA and 44 percent in Asia Pacific. The growth in the Americas and EMEA was restrained by continued weakness in the webcam category. Retail sales in all regions were driven by strong demand for Harmony remote controls, keyboards and mice. Sales of Harmony remote controls increased by 72 percent, with strong growth in all regions. Keyboard sales increased by 32 percent and mice sales increased by 22 percent. OEM sales grew by 54 percent, driven by strong demand for microphones for console singing games.

“We are very pleased with our Q3 performance,” said Gerald. P. Quindlen, Logitech president and chief executive officer. “We delivered record sales and our best gross margin ever, despite a highly promotional retail environment, and we continued to improve the effectiveness of our working capital management as we finished Q3 with half a billion dollars in cash. The strong momentum in core categories such as keyboards and mice exemplifies how leadership in innovation stimulates continued demand and supports improved margins. And the robust sales of Harmony remotes underscores the promise of our increasing attention on the digital home. The progress we have made in realigning our operating expense growth and gross profit growth positions us to exceed our FY 2008 goal for operating income growth.”

Outlook

For the current fiscal year, ending March 31, 2008, the company confirmed its sales target of 15 percent growth and increased its year-over-year operating income growth goal to more than 20 percent. The Company’s previously stated goal for operating income growth was 20 percent. FY 2008 gross margin is expected to be above the high end of the Company’s long-term target range of 32-34 percent.

The Company also provided preliminary financial targets of 15 percent growth in both sales and operating income for Fiscal Year 2009, ending March 31, 2009.

Earnings Teleconference

Logitech will hold an earnings teleconference on Jan. 17, 2008 at 14:00 Central European Time/8:00 a.m. Eastern Standard Time/5:00 a.m. Pacific Standard Time to discuss these results as well as the Company’s outlook. A live webcast and replay of the teleconference, including presentation slides, will be available on the Logitech corporate Web site at http://ir.logitech.com. Please visit the Web site at least 10 minutes early to register for the teleconference webcast.

About Logitech

Logitech is a world leader in personal peripherals, driving innovation in PC navigation, Internet communications, digital music, home-entertainment control, gaming and wireless devices. Founded in 1981, Logitech International is a Swiss public company traded on the SWX Swiss Exchange (LOGN) and on the Nasdaq Global Select Market (LOGI).

# # #

This press release contains forward-looking statements, including the statements regarding expected sales and operating income growth and gross margin for Fiscal Year 2008, and preliminary expected sales and operating income growth for Fiscal Year 2009. The forward-looking statements in this release involve risks and uncertainties that could cause Logitech’s actual performance and results to differ materially from that anticipated in these forward-looking statements. Factors that could cause actual results to differ materially include if we fail to successfully innovate in our current and emerging product categories and identify new feature or product opportunities; consumer demand for our products and our ability to accurately forecast it; the effect of pricing, product, marketing and other initiatives by our competitors, and our reaction to them, on our sales, gross margins and profitability; our ability to continue to implement our plan to control operating expenses while growing sales; the sales mix among our lower- and higher-margin products and our geographic sales mix; as well as those additional factors set forth in our periodic filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the fiscal year ended March 31, 2007 and our quarterly reports on Form 6-K available at www.sec.gov. Logitech does not undertake to update any forward-looking statements.

Logitech, the Logitech logo, and other Logitech marks are registered in the United States and other countries. All other trademarks are the property of their respective owners. For more information about Logitech and its products, visit the company’s Web site at www.logitech.com.

(LOGI – IR)

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share amounts) - Unaudited

	Quarter Ended December 31,
CONSOLIDATED STATEMENTS OF INCOME	2007	2006
Net sales	$744,235	$658,512
Cost of goods sold	469,801	419,855

Gross profit	274,434	238,657

% of net sales	36.9%	36.2%
Operating expenses:
Marketing and selling	98,512	84,146
Research and development	31,378	28,778
General and administrative	28,318	26,137

Total operating expenses	158,208	139,061

Operating income	116,226	99,596
Interest income, net	4,301	2,045
Other income, net	26,182	2,593

Income before income taxes	146,709	104,234
Provision for income taxes	13,137	9,930

Net income	$133,572	$94,304

Shares used to compute net income per share:
Basic	181,549	182,652
Diluted	188,813	191,145
Net income per share:
Basic	$0.74	$0.52
Diluted	$0.71	$0.49

Other income, net for the quarter ended December 31, 2007 includes net realized gain on sales of short-term investments of $27.8 million, and an impairment loss of $5.5 million.

LOGITECH INTERNATIONAL S.A.

(In thousands, except per share amounts) - Unaudited

	Nine Months Ended December 31,
CONSOLIDATED STATEMENTS OF INCOME	2007	2006
Net sales	$1,769,262	$1,553,835
Cost of goods sold	1,134,088	1,021,301

Gross profit	635,174	532,534

% of net sales	35.9%	34.3%
Operating expenses:
Marketing and selling	239,762	205,789
Research and development	91,082	79,824
General and administrative	83,789	71,357

Total operating expenses	414,633	356,970

Operating income	220,541	175,564
Interest income, net	11,764	5,521
Other income (expense), net	(37,522)	12,431

Income before income taxes	194,783	193,516
Provision for income taxes	24,095	19,861

Net income	$170,688	$173,655

Shares used to compute net income per share:
Basic	181,602	182,601
Diluted	188,748	190,655
Net income per share:
Basic	$0.94	$0.95
Diluted	$0.90	$0.91

Other income (expense), net for the nine months ended December 31, 2007 includes an impairment loss of $72.9 million related to the decline in fair value of short-term investments, and a net realized gain of $27.8 million on the sales of short-term investments.

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

CONSOLIDATED BALANCE SHEETS	December 31, 2007	March 31, 2007	December 31, 2006
Current assets
Cash and cash equivalents	$499,248	$196,197	$263,089
Short term investments	10,840	214,625	104,950
Accounts receivable	444,090	310,377	416,195
Inventories	252,661	217,964	234,944
Other current assets	63,510	68,257	59,024

Total current assets	1,270,349	1,007,420	1,078,202
Investments	15	14	11,131
Property, plant and equipment	96,369	87,054	85,435
Intangible assets
Goodwill	194,552	179,991	146,186
Other intangible assets	23,465	18,920	20,510
Other assets	35,976	34,064	30,345

Total assets	$1,620,726	$1,327,463	$1,371,809

Current liabilities
Short-term debt	$—	$11,856	$12,185
Accounts payable	354,480	218,129	293,085
Accrued liabilities	199,043	235,080	220,985

Total current liabilities	553,523	465,065	526,255
Other liabilities	105,832	17,874	18,190

Total liabilities	659,355	482,939	544,445
Shareholders’ equity	961,371	844,524	827,364

Total liabilities and shareholders’ equity	$1,620,726	$1,327,463	$1,371,809

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

SUPPLEMENTAL FINANCIAL INFORMATION

Reconciliation of GAAP to non-GAAP Financial Measures	Quarter Ended December 31 2007	Nine Months Ended December 31 2007
GAAP net income	$133,572	$170,688
Adjustments:
Impairment loss on short-term investments	5,504	72,923
Realized gain on sale of short-term investments	(33,712)	(33,712)
Realized loss on sale of short-term investments	5,951	5,951

	(22,257)	45,162

Non-GAAP net income	$111,315	$215,850

GAAP net income per share:
Basic	$0.74	$0.94
Diluted	$0.71	$0.90
Impairment loss on short-term investments, net of realized gain per share
Basic	$(0.12)	$0.25
Diluted	$(0.12)	$0.24
Non-GAAP net income per share:
Basic	$0.62	$1.19
Diluted	$0.59	$1.14

We sometimes use information derived from consolidated financial information but not presented in our financial statements prepared in accordance with U.S. generally accepted accounting principles (GAAP). Certain of these data are considered “non-GAAP financial measures” under the U.S. Securities and Exchange Commission rules. The adjustments between the GAAP and non-GAAP financial measures presented above consist of the impact on Other Income (Expense) of the impairment loss related to an other-than-temporary decline in fair value of short-term investments during the quarters ended December 31, 2007 and September 30, 2007, and the realized gain/loss on sales of short-term investments during the quarter ended December 31, 2007. There were no adjustments to our GAAP net income during the three and nine months ended December 31, 2006 and accordingly our financial results for those periods are presented in the accompanying earnings release on a GAAP basis only. Our management uses these non-GAAP measures in its financial and operational decision-making. Our management believes these non-GAAP measures, when considered in conjunction with the corresponding GAAP measures, facilitate better comparison by our investors of our current period results with corresponding prior periods.

LOGITECH INTERNATIONAL S.A.

(In thousands) - Unaudited

	Quarter Ended December 31		Nine Months Ended December 31
SUPPLEMENTAL FINANCIAL INFORMATION	2007	2006	2007	2006
Depreciation	$13,028	$10,029	$33,030	$26,295
Amortization of other acquisition-related intangibles	1,218	1,380	3,655	3,285
Operating income	116,226	99,596	220,541	175,564
Operating income before depreciation and amortization	130,472	111,005	257,226	205,144
Capital expenditures	11,372	10,583	41,289	36,641
Net sales by channel:
Retail	$652,619	$599,142	$1,540,287	$1,387,190
OEM	91,616	59,370	228,975	166,645

Total net sales	$744,235	$658,512	$1,769,262	$1,553,835

Net sales by product family:
Retail - Pointing Devices	$189,093	$153,998	$454,236	$386,817
Retail - Keyboards & Desktops	145,090	109,542	341,179	261,855
Retail - Video	66,469	95,882	178,213	259,534
Retail - Audio	148,510	153,133	365,204	309,761
Retail - Gaming	55,223	58,589	113,151	108,937
Retail - Remotes	48,234	27,998	88,304	60,286
OEM	91,616	59,370	228,975	166,645

Total net sales	$744,235	$658,512	$1,769,262	$1,553,835

Stock-based Compensation Expense for	Quarter Ended December 31		Nine Months Ended December 31
Employee Stock Options and Employee Stock Purchases	2007	2006	2007	2006
Cost of goods sold	$662	$628	$2,002	$2,077
Marketing and selling	2,143	1,633	5,788	5,394
Research and development	947	721	2,454	2,327
General and administration	1,571	1,660	5,014	5,196
Income tax benefit	(596)	(279)	(3,227)	(2,310)

Total stock-based compensation expense after income taxes	$4,727	$4,363	$12,031	$12,684

Stock-based compensation expense for employee stock options and employee stock purchases, net of tax, per share (diluted)	$0.03	$0.02	$0.06	$0.07